----------------------------
                                                       OMB APPROVAL
                                               ----------------------------
                                               OMB Number:        3235-0145
                                               Expires:   December 31, 1997
                                               Estimated average burden
                                               hours per response.... 14.90
                                               ----------------------------


================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   IMALL, INC.
                          ----------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                  45244 X 20 7
                                 --------------
                                 (CUSIP Number)

        Michael Lyall, 830 Third Avenue, Fourth Floor, New York, NY 10022
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                FEBRUARY 25, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on the following page(s))
                               Page 1 of 12 Pages

================================================================================

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 45244 X 20 7                                        Page 2 of 12 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORTING PERSON
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |         COMMONWEALTH ASSOCIATES    13-3467952
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
    |                                                           (b) [ ]
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS*
    |         WC
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    |  PURSUANT TO ITEMS (2)(d) OR 2(e)                             [ ]
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         NEW YORK
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |       761,749
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         761,749
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    |  CERTAIN SHARES*                                                [ ]
    |
--------------------------------------------------------------------------------
13  |  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         9.0%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 45244 X 20 7                                        Page 3 of 12 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORTING PERSON
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |         COMMONWEALTH MANAGEMENT CO., INC.   13-3468747
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
    |                                                           (b) [ ]
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS*
    |
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    |  PURSUANT TO ITEMS (2)(d) OR 2(e)                             [ ]
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         NEW YORK
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |       761,749
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         761,749
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    |  CERTAIN SHARES*                                              [ ]
    |
--------------------------------------------------------------------------------
13  |  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |        9.0%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 45244 X 20 7                                        Page 4 of 12 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORTING PERSON
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |         MICHAEL S. FALK
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
    |                                                           (b) [ ]
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS*
    |         00
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    |  PURSUANT TO ITEMS (2)(d) OR 2(e)                             [ ]
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         USA
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |      62,500
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |       435,807
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |       761,749
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         1,197,556
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    |  CERTAIN SHARES*                                               [ ]
    |
--------------------------------------------------------------------------------
13  |  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         13.4%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.001 per share ("Common Stock"), of iMall Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is 4400 Coldwater Canyon Blvd., Suite 200, Studio City, CA 91604.

          In February 1998, the Company effected a one-for-eight reverse stock split. All share information contained herein gives effect to such stock split.

          The shares of Common Stock that are the subject of this statement are issuable (i) upon exercise of warrants (the "Agent's Warrants") issued to Commonwealth at an exercise price of $3.20 per share, and (ii) upon conversion of the shares of the Company's Series A Convertible Preferred stock, par value $.001 per share (the "Series A Preferred Stock"), initially at a conversion rate of ten shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain instances.

Item 2.   Identity and Background.

          This statement is filed jointly by Commonwealth Associates ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Management Company, Inc., the corporate general partner of Commonwealth (the "General Partner") and Michael S. Falk (the "Reporting Persons"). Mr Falk is the Chairman and controlling equity owner of the General Partner. The business address for Commonwealth, the General Partner and Mr. Falk is 830 Third Avenue, 4th Floor, New York, New York 10022. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Commonwealth acquired the Agent's Warrants to purchase an aggregate of 1,500,000 shares of Common Stock on December 5 and December 19, 1997 for a purchase price of $40 with funds provided from working capital pursuant to an Agency Agreement dated as of November 26, 1997 with the Company (the "Agency Agreement") pursuant to which Commonwealth acted as placement agent in connection with a private placement (the "Private Placement") of Units (the "Units"), each Unit consisting of shares of Series A Preferred Stock and warrants (the "Warrants") to purchase the Company's Common Stock. In no case were any funds borrowed. The Warrants are exercisable at $3.20 per share for a period commencing December 5, 1998 and expiring on December 5, 2002. The Agent's Warrants are exercisable at any time during the five-year period commencing December

                              (Page 5 of 12 Pages)

          19, 1997 and terminating on December 5, 2002 at an exercise price of $3.20 per share. Further, the Agent's Warrants are convertible, at the option of Commonwealth, into an equal number of warrants with identical terms as the Warrants.

          On February 25, 1998, Commonwealth distributed an aggregate of 738,251 Agent's Warrants to its officers and employees, including 373,307 Agent's Warrants which were distributed to Mr. Falk, 16,196 which were distributed to Robert Beuret, a director and minority owner of the General Partner, and 11,250 which were distributed to Joseph P. Wynne, an executive officer of the General Partner. Commonwealth disclaims beneficial ownership of the Agent's Warrants held by Messrs. Beuret and Wynne and such individuals disclaim beneficial ownership of the securities beneficially owned by Commonwealth.

          Mr. Falk acquired shares of Series A Preferred Stock in the Private Placement, initially convertible into 46,875 shares of Common Stock, for a purchase price of $150,000, which amount was provided from Mr. Falk's personal funds. The Falk Family Foundation (the "Trust"), a charitable trust for which Mr. Falk serves as trustee, acquired shares of Series A Preferred Stock in the Private Placement, initially convertible into 15,625 shares of Common Stock, for a purchase price of $50,000, which amount was provided from Mr. Falk's personal funds. Mr. Falk and the Trust are herein referred to collectively as "Falk." In no case were any funds borrowed.

Item 4.   Purpose of Transaction.

          The Agent's Warrants were acquired by Commonwealth as compensation for its services in connection with the Private Placement solely for investment purposes and not for the purpose of acquiring control of the Company. The Series A Preferred Stock was acquired by Falk to make a profitable investment.

          The text of Item 5 of the Company's Current Report on Form 8-K filed on December 12, 1997 is hereby incorporated herein by reference to describe the transaction pursuant to which the Series A Preferred Stock, Warrants and Agent's Warrants were issued by the Company.

          Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.   Interest in Securities of the Issuer.

          (a) Commonwealth is the beneficial owner of a total of 761,749 shares of Common Stock, representing approximately 5.2% of the issued and outstanding shares of Common Stock of the Company. The General Partner is the beneficial owner of Commonwealth's 761,749 shares of Common Stock. Mr. Falk is the beneficial owner

                              (Page 6 of 12 Pages)
               of an aggregate of 1,197,556 shares of Common Stock, consisting of (i) 62,500 shares of Common Stock which he has the right to acquire at any time upon conversion of the shares of Series A Preferred Stock held by Falk (ii) Agent's Warrants to purchase 373,307 shares of Common Stock and (iii) the 761,749 shares of Common Stock beneficially owned by Commonwealth, representing approximately 7.9% of the issued and outstanding shares of Common Stock of the Company. In his capacity as Chairman and controlling equity owner of the General Partner, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities. The shares beneficially owned by Mr. Falk do not include shares of Common Stock issuable upon exercise of 11,718 Warrants issued to him in connection with his purchase of Units in the Private Placement, which Warrants are not exercisable within 60 days of the date hereof.

               The percentages of outstanding shares of Common Stock of the Company set forth in the preceding paragraph is computed based on a total of 13,967,779 shares of Common Stock outstanding as of December 20, 1997, which figure includes 6,250,000 shares of Series A Preferred Stock. Holders of the Series A Preferred Stock vote together with holders of the Common Stock on the basis of one vote for each share of Common Stock into which the Series A Preferred Stock is convertible (currently, a one-for-one basis). If the shares of Series A Preferred Stock are excluded from Common Stock outstanding, Commonwealth, the General Partner and Mr. Falk would beneficially own approximately 9.0%, 9.0% and 13.4%, respectively, of the issued and outstanding shares of Common Stock of the Company.

          (b)  Number of shares as to which each such person has:

               (i)  sole power to vote or to direct the vote:

                    Mr. Falk has the sole power to vote or to direct the vote of the 46,875 shares owned by him and the 15,625 shares owned by the Trust.

               (ii) shared power to vote or to direct the vote:

                    On December 30, 1997, Commonwealth granted to Richard Rosenblatt, Chief Executive Officer of the Company, an irrevocable proxy (the "Proxy") to vote the shares of Common Stock issuable upon exercise of the Agent's Warrants for a period of one year provided the Agent's Warrants continue to be held by affiliates of Commonwealth. Accordingly, neither Commonwealth, the General Partner or Mr. Falk has the power to vote or to direct the vote of such shares during the term of the Proxy.

                              (Page 7 of 12 Pages)

              (iii) sole power to dispose or to direct the disposition of:

                    Mr. Falk has the sole power to dispose of or to direct the disposition of (i) the 46,875 shares of Common Stock beneficially owned by him and the 15,625 shares beneficially owned by the Trust and (ii) the 373,307 shares underlying his Agent's Warrants.

               (iv) shared power to dispose of or to direct the disposition of:

                    Commonwealth, the General Partner and Mr. Falk share the power to dispose or direct the disposition of all of the 761,749 shares of Common Stock beneficially owned by Commonwealth.

          (c)  Inapplicable

          (d)  Inapplicable

          (e)  Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Under the terms of the Proxy, Commonwealth granted Richard Rosenblatt a one-year irrevocable proxy to vote the shares of Common Stock issuable upon exercise of the Agent's Warrants and any additional shares of Common Stock issued or issuable in respect of the Agent's Warrants during the term of the Proxy. The Proxy shall terminate prior to December 30, 1998 (i) upon the death or disability of Mr. Rosenblatt, (ii) if Mr. Rosenblatt is no longer serving as the Chairman or Chief Executive Officer of the Company, or (iii) if Commonwealth and its affiliates beneficially own less than 10% of the outstanding Common Stock of the Company.

          Pursuant to the Agency Agreement, Commonwealth has the right until December 5, 2000 (subject to earlier termintion in the event of conversion of the Series A Preferred Stock) to nominate one person for election to the Board of Directors of the Company or to apppoint an observer to attend meetings of the Board of Directors.

          Under the terms of the Subscription Agreement between the Company and the purchasers of Series A Preferred Stock in the Private Placement, the Company is required to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC") with respect to the Series A Preferred Stock, the Warrants and the shares of Common Stock underlying the Warrants and the Series A Preferred Stock. Pursuant to the terms of the Agent's Warrant filed as Exhibit 5 hereto, the Company has agreed to register the shares of Common Stock underlying the Agent's Warrants with the SEC under certain circumstances.

                              (Page 8 of 11 Pages)

Item 7.   Materials to be Filed as Exhibits.

          (1) Agency Agreement dated as of November 26, 1997 between Commonwealth and the Company.*

          (2) Certificate of Designation, Preferences and Rights of Series A 9% Convertible Preferred Stock.*

          (3) Irrevocable Proxy dated as of December 30, 1997 between Commonwealth and Richard Rosenblatt*.

          (4) Subscription Agreement regarding purchase of the Company's Series A Preferred Stock.*

          (5) Agent's Warrant dated December 19, 1997 to purchase 1,500,000 shares of Common Stock issued to Commonwealth.*

          (6) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

---------------------
*  Previously filed.

                              (Page 9 of 12 Pages)

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   April 9, 1998                Commonwealth Associates, a New York
         New York, New York           limited partnership

                                      By: Commonwealth Management Co., Inc., its
                                            general partner


                                      By: /s/ JOSEPH WYNNE
                                          ---------------------------------
                                          Joseph Wynne
                                          Chief Financial Officer


                                          /s/ MICHAEL S. FALK
Dated:   April 9, 1998                ---------------------------------
         New York, New York               Michael S. Falk



                              (Page 10 of 12 Pages)

                                    EXHIBIT INDEX


Exhibit No.                                                                 Page
-----------                                                                 ----

(1)    Agency Agreement dated as of November 26, 1997 and
          between Commonwealth and the Company*.................................

(2)    Certificate of Designation, Preferences and Rights of Series A
          9% Convertible Preferred Stock*.......................................

(3)    Irrevocable Proxy dated as of December 30, 1997 between
         Commonwealth and Richard Rosenblatt*...................................

(4)    Subscription Agreement regarding purchase of the Company's
         Series A Preferred Stock*..............................................

(5)    Agent's Warrant dated December 19, 1997 to purchase 1,500,000 shares of Common Stock issued to Commonwealth*................................

(6)    Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1)
         under the Exchange Act.............................................. 12


----------
*  Previously filed.

                               (Page 11 of 12 Pages)